                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

         For the fiscal year ended February 28, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from             to             .
                                        -----------    ------------

                         Commission file number: 0-4957

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Educational Development Corporation Employee 401(k) Plan
                              10302 East 55th Place
                              Tulsa Oklahoma 74146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Educational Development Corporation
                              10302 East 55th Place
                              Tulsa Oklahoma 74146
                                 (918) 622-4522

                              REQUIRED INFORMATION

Item 4. Plan financial statements and schedules for the year ended February 28, 2002 have been prepared in accordance with the financial reporting requirements of ERISA.

                                                                                PAGE NUMBER
                                                                               IN THIS REPORT
                                                                               --------------
Statements of Net Assets Available for Benefits as of February 28, 2002
    and 2001                                                                        F-1

Statement of Changes in Net Assets Available for Benefits for the year
    ended February 28, 2002                                                         F-2


                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                       Educational Development Corporation
                                       Employee 401(k) Plan

                                       By: /s/ Randall W. White
                                       -----------------------------------
                                       Randall W. White, Trustee

                       Educational Development Corporation
                              Employee 401(k) Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF FEBRUARY 28, 2002

                                                         2002             2001
                                                       --------         --------
INVESTMENTS
    Participant directed, at fair value -
        Employer common stock                          $226,624         $191,459
        Mutual funds                                    389,513          444,432
                                                       --------         --------
             Total investments                         $616,137         $635,891
                                                       ========         ========

                       Educational Development Corporation
                              Employee 401(k) Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED FEBRUARY 28, 2002

Dividends                                                       $   3,130
                                                                ---------

Contributions by:
    Employees                                                     105,806
    Employer                                                       52,903
                                                                ---------

       Total contributions                                        158,709
                                                                ---------

          Total additions                                         161,839

Less:
    Distributions to former participants                          119,857
                                                                ---------

       Net increase before realized gains and losses               41,982

Net realized and unrealized investment gains and (losses)         (60,373)

Plan expenses                                                      (1,363)
                                                                ---------

     Net decrease in net assets                                   (19,754)

Net assets available for benefits, beginning of year              635,891
                                                                ---------

Net assets available for benefits, end of year                  $ 616,137
                                                                =========






                                       F-2